SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 22, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces the results of the public bid process for its notes in Israel

PARTNER COMMUNICATIONS ANNOUNCES THE
RESULTS OF THE PUBLIC BID PROCESS FOR ITS
NOTES IN ISRAEL

ROSH HA'AYIN, Israel, April 22, 2010 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that the public bid for the Company's Series C, D and E Notes (the "Notes"), previously announced on April 15, 2010 and on April 21, 2010, has been concluded.

The Company expects to issue, in consideration of its par value, NIS 1,000,000,000 of the unsecured and non-convertible Notes, which will mature during the period 2013-2021, and which will be listed for trade on TASE, according to the following details:

(1)
Series C Notes in a principal amount of NIS 200,000,000, which will be payable in 3 equal annual installments on December 30 of each of the years 2016 through 2018, bearing a fixed annual interest rate of 3.35%, which will be payable semiannually on June 30 and on December 30 of each of the years 2010 through 2018. Series C Notes (principal and interest) will be linked to the Israeli Consumer Price Index ("CPI") for the month of March 2010;

(2)
Series D Notes in a principal amount of NIS 400,000,000, which will be payable in 5 equal annual installments on December 30 of each of the years 2017 through 2021, bearing a floating annual interest rate based on the interest rate of short term debt issued by the State of Israel ('Makam') in addition to a fixed annual interest rate spread of 1.20%, which will be payable quarterly on March 30, June 30, September 30 and on December 30 of each of the years 2010 through 2021. Series D Notes (principal and interest) will not be linked to any currency or index.; and

(3)
Series E Notes in a principal amount of NIS 400,000,000, which will be payable in 5 equal annual installments on December 30 of each of the years 2013 through 2017, bearing a  fixed annual interest rate of 5.50%, which will be payable semiannually on June 30 and on December 30 of each of the years 2010 through 2017. Series E Notes (principal and interest) will not be linked to any currency or index.

On April 8, 2010, Standard & Poor's Maalot announced that it assigned its 'ilAA-/Stable' rating to the Notes.

The Public Offering was made in Israel to residents of Israel only. The Notes will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States or to U.S. persons, absent of registration or applicable exemption from the registration requirement.

This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Notes.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. - Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the form 20-F filed with the SEC on March 22, 2010. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel (as of December 31, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45% owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner (after selling "Dynamic", a chain of retail stores and booths to Cellcom on April 1, 2010): (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Regulation and IRO Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: oded.degany@orange.co.il

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

    Dated: April 22, 2010